Exhibit 4.8

Phil Hodkinson
Group Finance Director
HBOS plc
The Mound
Edinburgh
EH1 1Y2

10 January 2006

Dear Phil,

Upon the recommendation of the Nominating Committee, the Board of BT Group plc has appointed you as a non-executive director. This letter sets out the terms of your appointment.

Appointment

Your appointment is for an initial period of three years from 1 February 2006. During that period either you or the Board can give the other at least three months written notice to terminate the appointment at any time.

In accordance with the Company’s Articles of Association you will be required to stand for election at the Company’s next Annual General Meeting and during your period of appointment you may be required to stand for re-election at subsequent Annual General Meetings. Subject to your re-election as a director at the Annual General Meeting and satisfactory performance by you of your duties as a non-executive director the appointment may be continued at the end of the initial three year period if you and the Board agree.

Time commitment

You are expected to attend all meetings of the Board and those Board Committees to which you are appointed (and if you cannot attend any meeting to advise the Secretary in advance), the Annual General Meeting and one or more Board away days. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board Committee meeting and to take part in at least one visit each

Sir Christopher Bland Chairman BT Group BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom	tel (020) 7356 4324 int +44 20 7356 4324 fax (020) 7600 8197 int +44 20 7600 8197	BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com

year to one of BT’s offices or other sites. It is difficult to be precise about the amount of time you should expect to spend on this work, but we estimate that you should allow a minimum of 22 days each year, subject to Committee commitments. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

Role

Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board’s principal focus is the strategic direction, development and control of the group. In support of this it approves the group’s values, business practice policies, strategic plans, annual budgets and the group’s overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group’s operating and financial performance. These responsibilities are set out in the formal statement of the Board’s role which you have received in your directors' briefing pack.

Fees and expenses

You will receive fees for your services as a director of £40,000 a year. You will be entitled to additional fees at the rate of £5,000 a year for each Board committee to which you are appointed, and an additional £5,000 a year for each committee you are appointed to chair.

The Company will either pay or reimburse you for all travelling, hotel and other expenses incurred on the Company’s business.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company. You are required to disclose to the Board, via the Secretary, any interests you have at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. In the event that you become aware of any further potential conflict of interest during your period of appointment, you must disclose this to the Secretary as soon as it becomes apparent.

Confidentiality and share dealings

All information acquired during your appointment is confidential to BT Group plc and should not be released (by whatever means), either during your appointment or following termination, to third parties without prior clearance from the Secretary. You also undertake to keep secure any information and material sent to you.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. You should avoid making any statements that might risk breaching these requirements without prior clearance from the Secretary.

You will be bound by BT Group plc’s Articles of Association and by the Company’s share dealing code.

Briefings

The Company has in place arrangements to complement the briefing material you have already received about the BT group through an on-going programme to keep you informed about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This includes meetings with executive management in the Company and the Company’s external auditors. We will also arrange a tailored package of visits so you can see BT and its people at work.

Review

The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

Insurance

You are covered by the Company’s directors’ and officers’ liability insurance. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £150 million.

Independent professional advice

The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure was included in your briefing pack.

Termination

Upon termination of your appointment you will at the Company’s request promptly resign in writing as a director of BT Group pic. The Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so.

Acceptance

Please confirm your acceptance of these terms by signing and returning to Larry Stone the attached copy of this letter.

Yours ever,

/s/ Christopher Bland

Sir Christopher Bland

To:	Larry Stone
Company Secretary

I confirm acceptance of my appointment on the above terms.

/s/ Phil Hodkinson	11/1/06

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